Registration Statement No. 333-237342

Filed Pursuant to Rule 433

Pricing Term Sheet

Dated January 19, 2021

Bank of Montreal

US$1,000,000,000

Senior Medium-Term Notes, Series F

consisting of

US$1,000,000,000 Fixed/Floating Rate Senior Notes due 2027

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Fixed/Floating Rate Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount Offered:	US$1,000,000,000

Price to Public:	100.000%, plus accrued interest, if any, from January 22, 2021.

Underwriting Commission:	0.350% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$996,500,000

Reset Date:	January 22, 2026 (the “Reset Date”)

Maturity Date:	January 22, 2027 (the “Maturity Date”)

Interest Rate:

From, and including, January 22, 2021 to, but excluding, the Reset Date (the “Fixed Rate Period”), the Notes will bear interest at a fixed rate of 0.949% per year.

From, and including, the Reset Date to, but excluding, January 22, 2027 (the “Floating Rate Period”), the Notes will bear interest at a rate equal to a compounded average of daily SOFR determined by reference to the SOFR Index (as defined in the pricing supplement) in accordance with the specific formula described under “Specific Terms of the Notes—Interest—Floating Rate Period—Compounded SOFR” in the pricing supplement plus the Margin.

Margin:	+60.3 basis points (the “Margin”)

Interest Payment Dates:

During the Fixed Rate Period, January 22 and July 22, beginning on July 22, 2021 (each, a “Fixed Rate Interest Payment Date”).

During the Floating Rate Period, April 22, 2026, July 22, 2026, October 22, 2026 and the Maturity Date (each, a “Floating Rate

Interest Payment Date”).

Regular Record Dates:

During the Fixed Rate Period, January 7 and July 7 preceding each Fixed Rate Interest Payment Date, respectively.

During the Floating Rate Period, close of business on the day immediately preceding each Floating Rate Interest Payment Date (or, if the Notes are held in definitive form, the 15th calendar day preceding each Floating Rate Interest Payment Date, whether or not a business day).

Benchmark Treasury:	UST 0.375% due December 31, 2025

Benchmark Treasury Yield:	0.449%

Spread to Benchmark Treasury:	T + 50 basis points

Re-offer Yield:	0.949%

Trade Date:	January 19, 2021

Settlement Date:	January 22, 2021; T+3

Calculation Agent:

BMO Capital Markets Corp.

As further described under “Specific Terms of the Notes—Interest—Floating Rate Period—Compounded SOFR” in the pricing supplement, on each Interest Payment Determination Date (as defined in the pricing supplement) relating to the applicable Floating Rate Interest Payment Date, the calculation agent will calculate the amount of accrued interest payable on the Notes for each interest period by multiplying (i) the outstanding principal amount of the Notes by (ii) the product of (a) the Interest Rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the pricing supplement) divided by 360.

Optional Redemption:

The Bank may redeem the Notes at any time prior to the Reset Date, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the Make-Whole Amount (as defined in pricing supplement) with respect to such Notes at a rate equal to the sum of the Treasury Rate (as defined in the pricing supplement) plus 10 basis points.

The Bank may also redeem the Notes in whole, but not in part, on the Reset Date, at 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon, to, but excluding, the applicable redemption date.

Taxation Redemption:	The Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP:	06368EDC3

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Desjardins Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Standard Chartered Bank

UBS Securities LLC

Wells Fargo Securities, LLC

The Notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Bank has filed a registration statement (File No. 333-237342) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.